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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of February 3, 1999

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

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                       LONDON STOCK EXCHANGE ANNOUNCEMENT

Today INTERSOLV, a company in the Micro Focus Group announced a new agreement with Infoseek to empower their GO Network to deliver on the promise of e-business - rapid access to diverse information sources. Infoseek is now one of more than 450 independent software companies using the company's DataDirect technology. Using DataDirect SequeLink as part of GO Network, Infoseek is able to securely access disparate data sources across multiple platform types, providing fast, round-the-clock connectivity to real-time information for its customers. The release is as follows:

E-Business  on  Infoseek GO Network  Driven by  DataDirect  Technology

Infoseek Chooses DataDirect SequeLink to Speed Delivery of Customized Content

MOUNTAIN VIEW, Calif. - Feb. 3, 1999 - INTERSOLV, Inc., a company in the Micro Focus Group ("Micro Focus") (London Stock Exchange: MICF; NASDAQ: MIFGY), today announced a new agreement with Infoseek Corp (NASDAQ: SEEK), a leader in the Web portal race and one of the world's largest directories of Web sites. With more than 20 million users, Infoseek's GO Network demands a data connectivity solution that can deliver on the promise of e-business - rapid access to diverse information sources. Using INTERSOLV DataDirect technology as part of GO Network, Infoseek is able to securely access disparate data sources across multiple platform types, providing fast, round-the-clock connectivity to real-time information for its customers.

Infoseek relies on a vast network of content databases and Web servers to deliver critical information to its users. The recent addition of more than 700 Microsoft SQL Server databases from Disney's Starwave division makes connectivity even more vital. Ensuring seamless access from Infoseek's Unix-hosted Web server to select databases - without a hitch in performance - is critical. As a result, Infoseek chose DataDirect SequeLink for its key data connectivity, underlining SequeLink's role as an important integration engine for e-Business.

"In this business, performance is absolutely critical. A majority of our data is real-time from news feeds and other content sources. Shortening the amount of time it takes to go from the original source to the user is imperative," said Changming Shih, Director of Core Service at Infoseek. "With DataDirect SequeLink's fast and reliable connectivity between Infoseek's distributed servers, we can ensure that our performance is premier."

Utilizing DataDirect SequeLink to bridge the gap between Unix and Windows NT, Infoseek was able to deliver two GO Network applications in record time. "In looking for an ODBC solution that could access SQL Server databases from a Unix machine, we found that nothing came close to SequeLink," said Dan Larsson, Manager of Content Engineering at Infoseek. The first two applications Infoseek developed using the SequeLink connectivity solution were Horoscope and Weather systems. From installation to production, the first application was up and running in less than two months.


Another primary requirement of Infoseek's middleware solution was that it provides connectivity using the ODBC data access standard. DataDirect SequeLink provides a single, universal ODBC-based client for direct, point-to-point connections from client to server and access to data stored in multiple databases.

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"We're thrilled to be a part of Infoseek's Web portal  capabilities.  As the Web becomes an important tool for business and leisure, technology that can speed information to the end-user can deliver a powerful business edge," said Edward Peters, INTERSOLV senior vice president and general manager of DataDirect. "With DataDirect SequeLink, Infoseek customers can retrieve data quickly, reliably and securely."

DataDirect
DataDirect is the industry standard for data connectivity, offering a unique blend of reliable, flexible middleware that supports industry standards such as ODBC, JDBC and OLE DB. With solutions for client, server and Internet based systems, DataDirect helps customers reduce costs and speed the delivery of critical business information. More than three million customers and over 500 leading vendors worldwide, including Oracle, PLATINUM technology, IBM, Informix, JavaSoft, Microsoft and Sybase, have established DataDirect as the standard for quality, support and technology leadership.

About Infoseek
Infoseek Corporation (Nasdaq: SEEK) is a premier global media network enriching people's daily lives by combining integrated Internet services with leading consumer brands. In January 1999 Infoseek, in partnership with the Walt Disney Company, launched GO Network, a major Internet site designed to connect people with the things they care about most.

On November 18, 1998, Infoseek completed the acquisition of Starwave Corporation, which was principally-owned by The Walt Disney Company (NYSE: DIS). In connection with that transaction, Disney became Infoseek's principal shareholder, holding 43 percent of Infoseek's outstanding common stock. Infoseek has commerce and/or content arrangements with entities that include AT&T, autobytel.com, Borders Group, Inc., CMP Media, Inc, Datek Online, Inc., Microsoft Corporation, PeopleLink, Inc., UPS, and Reuters. In addition, Infoseek licenses its Ultraseek Server search and navigation software to companies for their own intranet, extranet and Internet sites. Infoseek is headquartered in Sunnyvale, Calif.


Micro Focus Corporate Profile
Micro Focus (NASDAQ: MIFGY; London Stock Exchange: MICF) is a leading software solutions vendor that enables corporations to accelerate the development and delivery of applications designed to run in today's distributed enterprise computing environments. The company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications.

Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows, NT and Web environments. With its recent acquisition of INTERSOLV, a global market leader in software change management and open data connectivity products and services, Micro Focus is now a leader in helping its customers respond quickly to business and technological change.

Micro Focus products include the PVCS line of software change management products, the DataDirect line of standards-based dataaccess and connectivity products, and the Micro Focus line of applications development and transformation solutions. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.


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Micro  Focus is a  registered  trademark  of  Micro  Focus  Limited.  INTERSOLV,
DataDirect, PVCS and SequeLink are registered trademarks of INTERSOLV, Inc., a wholly-owned subsidiary of Micro Focus Group plc. All other trademarks are the property of their respective owners. In the U.S., Micro Focus is located at 701
E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, Micro Focus is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646.


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  February 3, 1999            By: /s/ Kenneth A. Sexton
                                        ---------------------------------------
                                        Kenneth Sexton
                                        Chief Financial Officer